December 28, 2022

VIA EDGAR

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed November 23, 2022

File No. 001-38003

Ladies and Gentlemen:

On behalf of Ramaco Resources, Inc. (the “Company”) and in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 16, 2022, with respect to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed November 23, 2022, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before January 13, 2023.

If you have any questions regarding the foregoing, please contact the undersigned at (314) 435-8509.

Sincerely,

/s/ Barkley J. Sturgill, Jr.
Name:	Barkley J. Sturgill, Jr.
Title:	Senior Vice President, General Counsel and Secretary

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP